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FEB 29 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40605

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RAFFERTY CAPITAL MARKETS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

59 HILTON AVENUE
(No. and Street)

GARDEN CITY, NY 11530
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN P. SPRAGUE (646) 572 - 3444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BECHER, DELLA TORRE, GITTO & COMPANY
(Name – *if individual, state last, first, middle name*)

76 NORTH WALNUT STREET, RIDGEWOOD, NJ 07450
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20

OATH OR AFFIRMATION

I, STEPHEN P. SPRAGUE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAFFERTY CAPITAL MARKETS, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

KATHLEEN A. HALEY
Notary Public, State of New York
No. 01HA4770251
Qualified in New York County
Commission Expires August 31, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rafferty Capital Markets, LLC

Financial Statements

December 31, 2007

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

Rafferty Capital Markets, LLC
Index to the Financial Statements
December 31, 2007

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

February 25, 2008

Independent Auditor's Report

To the Member of
Rafferty Capital Markets, LLC:

We have audited the accompanying statement of financial condition of Rafferty Capital Markets, LLC (the "Company") as of December 31, 2007, and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rafferty Capital Markets, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Becher, Della Torre, Gitto & Company

Ridgewood, New Jersey

Rafferty Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2007

Assets

Cash	$ 2,966,244
Receivable from broker-dealers	47,233,548
Loans receivable from affiliates	2,754,436
Deposits with clearing organizations	1,229,828
Securities owned, at market	1,961,857
Prepaid expenses and accounts receivable, net	1,277,045
Total assets	$ 57,422,958

Liabilities and Member's Equity

Liabilities	
Accrued expenses	$ 3,268,046
Payable to broker-dealers	46,965,143
Payable to clearing organizations	61,908
Total liabilities	50,295,097
Member's equity	7,127,861
Total liabilities and member's equity	$ 57,422,958

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Income
For the year ended December 31, 2007

Revenues	
Commission income	$ 32,342,769
Trading loss, net	(175,310)
Fee income	5,565,979
Interest and dividends	90,999
Total revenues	37,824,437
Expenses	
Employee compensation and benefits	26,354,582
Data processing costs	1,233,387
Clearing and execution expenses	1,477,595
Communications	2,741,291
Occupancy	1,095,525
Regulatory fees	274,873
Other operating expenses	4,012,400
Total expenses	37,189,653
Net income	$ 634,784

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2007

Beginning member's equity	$ 6,493,077
Net income	634,784
Ending member's equity	$ 7,127,861

The accompanying notes are an integral part of the financial statements.

Rafferty Capital Markets, LLC

Statement of Cash Flows

For the year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 634,784
Adjustments to reconcile net income to net cash provided by operating activities	
Receivable from broker-dealers	59,548,195
Loans receivable from affiliates	(1,274,436)
Deposits with clearing organizations	423,158
Investment in marketable securities	1,214,687
Prepaid expenses and accounts receivable, net	(79,183)
Accrued expenses	(156,341)
Payable to broker-dealers	(59,754,742)
Payable to clearing organizations	(138,899)
Total adjustments	(217,561)
Net cash provided by operating activities	417,223
Cash, beginning of year	2,549,021
Cash, end of year	$ 2,966,244

The accompanying notes are an integral part of the financial statements.

Note 1 – Organization and Nature of Business

Rafferty Capital Markets, LLC (the "Company") was formed as a New York Limited Liability Company on October 16, 2000. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, as amended. The Company also provides mutual fund distribution and underwriting services in fifty states, and is a member of the FundServ System of the National Securities Clearing Corp.

Note 2 – Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the period. Actual events and results could differ from those estimates.

Securities Transactions

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of those financial instruments. The Company maintains its cash in accounts that at times may exceed federally insured limits. The Company had approximately $2,750,000 of uninsured cash balances at December 31, 2007.

Note 2 – Summary of Significant Accounting Policies (continued)

Allowance for Doubtful Accounts

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables. Allowance for doubtful accounts was $405,000 at December 31, 2007.

Note 3 – Securities Owned, at Market

Marketable securities owned are considered trading securities by management. At December 31, 2007 marketable securities consisted of equity securities ($1,332,979) and fixed income securities ($628,878).

Note 4 – Transactions with Related Entities

Transactions with its member and other affiliates that share common ownership consisted of the following:

Loans receivable from affiliates, January 1, 2007	$ 1,480,000
Costs paid by Company for the benefit of affiliates	743,601
Costs paid by affiliates for the benefit of the Company	(560,165)
Cash paid by the Company to affiliates	9,865,000
Cash paid by affiliates to the Company	(8,774,000)
Loans receivable from affiliates, December 31, 2007	$ 2,754,436

Loans payable and loans receivable from affiliates do not bear interest and are payable on demand.

Note 5 – Income Taxes

As a limited liability company, the Company does not pay income taxes at the entity level. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's member includes the Company's taxable income in its income tax return.

Note 6 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $2,824,087, which was $2,606,218 in excess of its required net capital (the greater of 6 2/3% of aggregate indebtedness or $150,000). The Company's aggregate indebtedness to net capital ratio as of December 31, 2007 was 1.16 to 1.

Note 7 – Employee Benefit Plan

The Company has a qualified retirement savings plan covering eligible full-time employees.

Note 8 – Financial Transactions with Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Securities owned by customers are held as collateral against related receivables from customers.

Note 9 – Secured Line of Credit

The Company has a $10,000,000 secured overnight bank line of credit expiring June 30, 2008, which has an interest rate of the Prime Rate plus 1%. The credit line is for the purpose of purchasing customer's securities when a fail has occurred, and is secured by the securities purchased. As of December 31, 2007, there were no borrowings against the line of credit.

Note 10 – Commitments and Contingencies

Operating Leases

The Company rents office space under non-cancelable operating lease agreements expiring through 2015. Certain leases are subject to rental increases. The Company is also required to pay its pro-rata share of utilities, real estate taxes and other costs under certain leases.

Minimum annual future rental payments under the operating leases, excluding utilities and other operating costs, follows:

Year ending December 31,	
2008	$ 842,002
2009	787,270
2010	808,262
2011	812,751
2012	738,612
Thereafter	1,395,903
Total	$ 5,384,800

Rent expense including utilities and other occupancy costs for the year ended December 31, 2007 was approximately $1,095,000.

Note 11 – Communications From Regulatory Agencies

During November 2007, the Company received a Letter of Caution from the Financial Industry Regulatory Authority (FINRA) concerning violations of the rules promulgated under the Securities Exchange Act of 1934 and by FINRA during years prior to 2007. As of December 31, 2007, the Company had reached a settlement of these violations with the FINRA, whereby the Company was censured, suspended from opening new mutual fund accounts for 90 calendar days, required to pay restitution in the amount of $59,605 to two mutual fund companies, and fined $350,000. As of December 31, 2007, the Company had paid $87,500 of the outstanding fine and restitution. The balance of $322,105 is included in accrued expenses as of December 31, 2007.

SUPPLEMENTARY INFORMATION

Rafferty Capital Markets, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2007

Total member's equity	$ 7,127,861
Non-allowable assets	(4,031,481)
Net capital before haircuts on securities positions	3,096,380
Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1[f])	(272,293)
Net capital	$ 2,824,087
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 3,268,046
Computation of basic net capital requirement:	
6 2/3% of aggregate indebtedness	$ 217,869
Minimum net capital required:	$ 150,000
Excess net capital	$ 2,606,218
Excess net capital at 1000%	$ 2,497,282
Ratio: Aggregate indebtedness to net capital	1.16 to 1

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2007)

Net capital, as reported by Company (unaudited)	$ 2,824,087
Adjustments:	-
Net capital (per above)	$ 2,824,087

BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
(201) 652-4040
FAX: (201) 652-0401

To the Member of
Rafferty Capital Markets, LLC:

In planning and performing our audit of the financial statements of Rafferty Capital Markets, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Becher Della Torre Gitto & Company

Becher, Della Torre, Gitto & Company, CPAs
Ridgewood, NJ
February 25, 2008

END